      Exhibit 99.1
News
Release
C$ unless otherwise statedTSX/NYSE/PSE: MFC    SEHK: 945
For Immediate Release
February 11, 2026
Manulife files 2025 Audited Annual Financial Statements and Related
MD&A
Toronto - Manulife Financial Corporation has filed its 2025 audited annual financial statements for the year ended December 31, 2025 and related MD&A with securities regulators, including with the Canadian Securities Administrators and with the U.S. Securities and Exchange
Commission on Form 40-F. This information is available on the Company's website at
manulife.com/en/investors/results-and-reports. Shareholders may also request a hard copy of this information free of charge through the Company's website.
About Manulife
Manulife Financial Corporation is a leading international financial services provider, helping our customers make their decisions easier and lives better. With our global headquarters in Toronto,
Canada, we operate as Manulife across Canada, Asia, and Europe, and primarily as John
Hancock in the United States, providing financial advice and insurance for individuals, groups and businesses. Through Manulife Wealth & Asset Management, we offer global investment, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2024, we had more than 37,000 employees, over 109,000 agents, and thousands of distribution partners, serving over 36 million customers. We trade as
‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong
Kong.
Not all offerings are available in all jurisdictions. For additional information, please visit
manulife.com.

Media Contact:	Investor Relations:
Fiona McLean	Derek Theobalds
Manulife	Manulife
437-441-7491	416-254-1774
fiona_mclean@manulife.com	derek_theobalds@manulife.com